Eduardo Gallardo Direct: +1 212.351.3847 Fax: +1 212.351.5245 EGallardo@gibsondunn.com

June 21, 2018

Via EDGAR and Email

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                          SJW Group
Schedule TO-T filed June 7, 2018

Filed by California Water Service Group
File No. 5-36500

Dear Ms. Chalk:

On behalf of our client, California Water Service Group (“California Water”), set forth below is California Water’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, contained in the comment letter dated June 12, 2018 (the “Comment Letter”), with respect to the above referenced Schedule TO-T filed by California Water on June 7, 2018.  Concurrent herewith, California Water has filed Amendment No. 1 to the Schedule TO-T (“Amendment No. 1”) reflecting our responses below, where appropriate.

California Water’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

General

1.                                    We note that your Offer, if consummated, would involve the merger of two public utility companies subject to regulation in multiple jurisdictions.  We further note that the Offer is subject to a condition that there is no “Legal Restraint” from applicable regulatory bodies. In an appropriate part of the Offer to Purchase, outline the regulatory approval process needed to consummate the Offer, which as you know is currently set to close in early August.  Your summary should include the approximate time period needed to clear applicable regulatory review and how quickly after the expiration of the

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Offer you expect to pay for tendered Shares.  We note that a very brief single paragraph summary currently appears on page 31 of the Offer to Purchase but does not describe the regulatory approval process in any detail nor outline the anticipated time frame for approval.  While the disclosure there notes that you have asked for the cooperation of SJW in obtaining the required approvals, it doesn’t explain what will happen or how long the process could take if SJW does not cooperate.  Finally, your revised disclosure should specifically explain how the approvals are tied to consummation of this Offer (see our next comment).

Response:

In response to the Staff’s comment, the third full paragraph on page 31 of the Offer to Purchase has been amended and restated in its entirety as follows:

“California Public Utility Commission Approval.  The California Public Utilities Code requires approval from the CPUC before a utility may sell the whole of its system, and before any person ‘shall merge, acquire, or control either directly or indirectly any public utility organized and doing business in California.’  This provision would be applicable if shares representing a controlling interest in SJW are tendered to California Water.

If SJW cooperates in the filing, both California Water and SJW would jointly file an application for the Offer and the Proposed Merger.  The CPUC will review the transaction to determine whether the transaction will be ‘adverse to the public interest.’  If there are no third party protests, the CPUC could approve the matter within three to six months.  If there are protests, however, or if the proceedings are contentious, the time frame could be further extended.

If SJW does not cooperate in the filing, California Water would seek permission of the CPUC to file the application without SJW’s signature.  It is not guaranteed that the CPUC would allow California Water to do so, but the CPUC may want to consider California Water’s application, as the CPUC would likely be simultaneously reviewing an application to approve a merger between SJW and Connecticut Water Service, Inc.  The CPUC could also consolidate SJW’s application for approval of its merger with Connecticut Water Service, Inc. with California Water’s application.

Public Utility Commission of Texas.  About the same time as California Water files an application with the CPUC, it will file an application for approval of the transaction by the TPUC.  The TPUC reviews transactions where any person acquires a controlling interest in a utility or a utility purchases voting stock in another utility doing business in Texas and where a utility is sold or merged with another.

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California Water would give notice and file an application with the TPUC 120 days before the effective date of the stock purchase and SJWTX’s sale to California Water.  If the TPUC does not hold hearings on the purchase, it should be approved within 120 days.  If the TPUC does hold hearings, however, the approval period would likely be extended.

Neither the State Regulatory Conditions nor the condition around Legal Restraints will extend beyond the Expiration Date. Based on our assessment of developments between now and the Expiration Date, including SJW shareholder support of our Offer, we may in our discretion extend the Expiration Date to assure satisfaction of the State Regulatory Condition and absence of a Legal Restraint on the transaction as of the Expiration Date.”

2.                                    We note that regulatory approval conditions may survive expiration of a tender offer.  If this is your expectation, revise your disclosure to describe (including the impact on tendering holders) and to discuss your intentions regarding extension of the Offer pending receipt of required regulatory approvals. If there is a possibility you would seek to close the Offer pending receipt of regulatory approvals, and this could result in a delay of payment for tendered Shares, disclose prominently.

Response:

In response to the Staff’s comment, we advise the Staff that California Water does not intend the State Regulatory Condition, HSR Condition or the condition around Legal Restraint to survive expiration of the Offer.  As such, the Offer to Purchase has been amended to include the following supplemental disclosure after the second paragraph on page 28:

“Notwithstanding anything to the contrary in the Offer, neither the State Regulatory Condition nor the HSR Condition will survive expiration of the Offer, such that they must be satisfied at or prior to the Expiration Date.

In addition, conditions (i), (ii), and (iii) will be satisfied or waived by California Water on or before the Expiration Date”

Withdrawal Rights, page 14

3.                                    Refer to the third sentence in the first paragraph of this section and our last comment above.  Please revise to clarify the circumstances under which you

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believe the bidders may retain tendered shares but delay acceptance of those shares for payment or delay payment of those shares.

Response:

In response to the Staff’s comment, and in light of our response to comment 2 above, California Water has amended page 14 of the Offer to Purchase to include the following supplemental disclosure after the first paragraph under the heading “Withdrawal Rights”:

“Notwithstanding anything to the contrary in the Offer, if following the Expiration Date there is a delay in the acceptance of tendered shares for payment or if there is a delay in payment of those shares, a stockholder may withdraw Shares that it has previously tendered pursuant to the Offer in accordance with the procedures described below.”

Source and Amount of Funds, page 22

4.                                    Provide the disclosure required by Item 1007(d) of Regulation M-A regarding the terms of the new bridge loan facility to be used to fund the purchase of tendered shares.

Response:

California Water has not yet entered into a new bridge loan facility.  When the bridge loan facility is entered into, California Water will amend the tender offer materials to provide a summary of the material terms of such facility.  California Water will also file the facility as an exhibit to the Schedule TO and extend the Offer in accordance with SEC rules, if necessary.

In addition, California Water has amended the Offer to Purchase to include the following supplemental disclosure after the first full paragraph on page 23:

“As of the date hereof California Water has not entered into the Bridge Financing.”

5.                                    File the loan agreement pursuant to Item 1016 of Regulation M-A.

Response:

Please see our response to Question 4 above.

Conditions to the Offer, page 27

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6.                                    Refer to the first paragraph in this section. Only regulatory approval conditions needed for consummation of the Offer can survive the expiration of the Offer and the termination of withdrawal rights.  Conditions (ii) and (iii) do not appear to be related to required regulatory approvals needed to consummate the Offer.  Please revise.

Response:

Please see our response to Question 2 above clarifying that conditions (i), (ii), and (iii) will be satisfied or waived on or before the Expiration Date.

7.                                    Refer to condition (i) on page 27.  The first sentence of this condition refers to the definition of “Legal Restraint” in the CTWS Merger Agreement.  However, later in this section, a glossary of certain terms, including “Legal Restraint,” is included.  In particular in a hostile tender offer, it is important for target shareholders to understand fully the parameters of any listed offer conditions. Therefore, please revise to clarify if there is any difference between the definition of this term in the CTWS Merger Agreement you reference versus the glossary you provide in the Offer Purchase.  If there is a difference, delete or revise to clarify the reference to the Merger Agreement.

Response:

In response to the Staff’s comment, the last paragraph on page 27 of the Offer to Purchase has been amended as set forth in the following marked excerpt:

“Any Legal Restraint (as defined in the CTWS Merger Agreement) shall be in effect, or any suit, action or other proceeding that has been initiated by a Governmental

Entity having jurisdiction over SJW, any Regulated SJW Subsidiary, California Water or any Regulated California Water Subsidiary shall be pending, in which such Governmental Entity seeks to impose, or has imposed, any Legal Restraint, in each case that, prevents, makes illegal or prohibits the consummation of the Offer, the Proposed Merger, or the other transactions contemplated by this Offer to Purchase (the ‘Illegality Condition’).  For the avoidance of doubt, the definition of ‘Legal Restraint’ in this Offer is the same as that used in SJW’s merger agreement with CTWS.”

8.                                    Refer to the first sentence of the second to last paragraph in this section on page 29.  All Offer conditions must be objective and outside the control of the bidders.  Stating that an Offer condition may be asserted “by us in our discretion regardless of the circumstances giving rise to any such conditions” implies that

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conditions “triggered” by the action or inaction of the bidders themselves could be used to terminate the Offer.  Please revise.

Response:

California Water has revised the first sentence of the second to last paragraph on page 29 of the Offer to include an objective standard as set forth in the marked excerpt in Question 9.

9.                                    Refer to the last three sentences in the second to last paragraph of this section.  When events occur that “trigger” a listed Offer condition, you must promptly (i) waive the condition and proceed with the Offer; or (ii) assert the condition and terminate the Offer. You may not, consistent with your obligation to promptly amend the offer materials to inform target shareholders of material changes, wait until the end of the Offer period to assert a condition that was triggered well before that time. Please revise the disclosure in the three sentences of this paragraph that implies otherwise.

Response:

California Water acknowledges the Staff’s comment and has revised the second to last paragraph on page 29 under the heading “Conditions of the Offer,” as set forth in the following marked excerpt:

“The foregoing conditions are for the sole benefit of California Water, the Purchaser and their affiliates and may be asserted by us in our reasonable discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our reasonable discretion in whole or in part at any time or from time to time before the Expiration Date.

If any of the conditions specified above occur and provide California Water with the right to terminate the Offer, we will promptly amend the Offer to indicate whether we will waive such condition and proceed with the Offer or terminate the Offer.  Subject to the foregoing sentence, (a) ~~W~~we expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer and (b) our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances.  ~~Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.~~”

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Miscellaneous, page 32

10.    While you may not be able to distribute the offer materials into any foreign jurisdiction where doing so would be prohibited under local regulation, tenders must be accepted from all shareholders wherever located.  See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008).  Please revise your disclosure here accordingly.

Response:

In response to the Staff’s comment, the first paragraph on page 32 under the heading “Miscellaneous” has been amended and restated in its entirety as set forth below to clarify that California Water intends to limit the tender offer solely in reliance on Rule 14d-10(b)(2):

“The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state where either the Purchaser or California Water is prohibited from making the Offer by administrative or judicial action pursuant to a state statute after a good faith effort by the Purchaser and California Water to comply with such statute.”

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:                              James Moloney

Gibson, Dunn & Crutcher LLP

Paul Townsley

California Water Service Group